INFOSMART GROUP, INC.
5th Floor, Texaco Building
126-140 Texaco Road
Tsuen Wan, Hong Kong
Telephone (852) 2944-9905
Facsimile (852) 2944-9909

August 4, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Larry Spirgel

Re:	Infosmart Group, Inc. Form 10-K for the Year ended December 31, 2007 Filed April 1, 2008 File No. 000-15643

Dear Mr. Spirgel:

Infosmart Group, Inc. (the “Company” or “Infosmart”) hereby sets forth below a follow up response to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated May 28, 2008. References in this letter to “we”, “our”, or “us” mean the Company.

Pursuant to our conference call last week, and on behalf of the Company, I would like to provide you with information regarding our search for a new auditor for our second quarter financial statements and outline the Company’s plan going forward with our current auditors, Parker Randall CF r CPA (H.K.) Limited.

First, I would like to reiterate that we have been, and continue to be, in communications with Parker Randall to get them credentialed to practice before the SEC. Parker Randall is currently gathering additional information to submit to the Office of the Chief Accountant (“OCA”) in response to the OCA’s request this month.

We have, however, contacted other public accounting firms that we believe are eligible to replace Parker Randall should it be necessary. Earlier this month, we contacted (1) PKF, Certified Public Accountants in Hong Kong, (2) Moore Stephens, Certified Public Accountants in Hong Kong and (3) CCIF Certified Public Accountants in Hong Kong. Each of these accounting firms told us that they could not accept the new engagement as they were not being provided with enough time to prepare the financial accounts and review our financial statements for a timely filing of our quarterly report for the second quarter.

Larry Spirgel
Securities and Exchange Commission
August 4, 2008

While we understand that Parker Randall is not currently credentialed, we urge you to consider allowing Parker Randall to review our second quarter financial statements for the upcoming quarterly report as the three accounting firms we spoke to said they could not take on the job at this time, and Parker Randall will be able to review those financial statements for a timely filing. Please be assured that we are giving Parker Randall a deadline of September 30, 2008 to become credentialed with the SEC. If they do not meet that deadline, we are committed to replacing Parker Randall with another accounting firm that is registered with The Public Company Accounting Oversight Board and credentialed with the SEC who will review the financial statements for our quarterly report for the quarter ended September 30, 2008.

We appreciate you working with us in this matter, and we welcome any comments or suggestions to our plan moving forward.

Very truly yours,

INFOSMART GROUP, INC.

/s/ Parker Seto
By: Parker Seto
Its: Chief Executive Officer